Filed by Towers, Perrin, Forster & Crosby, Inc.,
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Jupiter Saturn Holding Company (Commission File No. 333-161705)
Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)
Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

*    *    *

The following are transcripts of podcasts that have been provided to employees of Towers Perrin and Watson Wyatt.

BOB CHARLES

Hi, I’m Bob Charles, the proposed regional leader in Asia-Pacific for the new company of Towers Watson. I’ve been working with the predecessor firms in Towers Watson since 1987 when I joined what was then Watsons, as an actuarial trainee, back in the UK. And over the course of that time, since 1987, I’ve seen our consulting business become ever more global, ever more international with increasing opportunities for all of us to work with top global organizations and the career opportunities that that presents.

I had a career opportunity when I was given the chance to move to Asia-Pacific in 2001. I went to India for two years and then came here to Hong Kong. And throughout the period I’ve been in Asia, I’ve been convinced that it’s where I want to make my career because I’ve found it’s so exciting working in this dynamic, fast growing part of the world. You only need to just pick up the newspaper or look at the TV every night to understand that Asia-Pacific is becoming an important part of the global economy. All of our clients recognize the huge potential for their businesses here. So if we can be successful at helping clients succeed in the new economic order then the future for Towers Watson in Asia-Pacific is going to be very bright. And I’m particularly excited by the merger because I really believe that the combined strengths of the new firm are going to give us the people and the global resources to really make a difference here in Asia-Pacific.

What I think I really enjoy about my job is I get the chance to travel round the region meeting associates, meeting clients, meeting new people. I really look forward to meeting as many of you as I can in the coming weeks and months. And in particular I’m really hoping I’m going to be hearing some new ideas about how Asia-Pacific can make a contribution to the success of Towers Watson as a global organization. Thank you.

BABLOO RAMAMURTHY

Hello, I’m Babloo Ramamurthy, the proposed Towers Watson geography leader for Europe, the Middle East and Africa, or EMEA for short. I’m based in the London office in Westminster. I’ve been with Watson Wyatt for 32 years and in that time have seen many changes in our business, as it has grown into the global company it is today.

I’m very proud to be talking to you today at probably the most significant moment in both our companies’ histories. The proposed merger of Towers Perrin and Watson Wyatt and the creation of Towers Watson will mean a change for us all. And it will mean different things to each of us, but what I’m really clear about is that it is a tremendous opportunity for all of us to be involved in something that will shape our future success. I feel very confident about our future prospects and we will need to be bold if we are going to achieve all of our ambitions. I’m really looking forward to moving through the integration process as quickly as we can so that we can very soon be in a position to work together and focus on our clients and make the most of our combined strengths across Europe.

I’m also looking forward to meeting a lot more of you over the coming weeks and months. And I hope you’ll stop by and say hello if you happen to be in the Westminster office. Thank you.

GENE WICKES

Hello, I’m Gene Wickes, the proposed leader of the Benefits segment for Towers Watson. Over my career I’ve had the great privilege of working at both Towers Perrin and Watson Wyatt and will have 31 years of combined service when the new Towers Watson is officially formed.

I am very excited to be able to work with each of you to create something special. This is a once in a lifetime opportunity for us. The prospect of combining the talent and competitive spirits of Towers Perrin and Watson Wyatt into Towers Watson is energizing, and we will need everyone’s efforts and support to be successful. It would be tempting to constantly refer back to how we have done things in our respective heritage firms in judging how things are going. But the key to success will be how quickly we can move ahead to looking at things through the lens of a new firm. We will need to be patient as we work towards the future state and remember that our clients must always come first. Success will be measured by our client satisfaction and our ability to strengthen our relationships with them.

I look forward to meeting and working with each of you in the coming weeks and months.

TRICIA GUINN

Hello, I’m Tricia Guinn, the proposed leader of the Risk and Financial Services business segment.

I’ve been with Towers Perrin for my entire career, and it’s been an exciting ride. During that time, the firm and the businesses we serve have grown and changed in ways I could never have imagined. Our merger to form Towers Watson begins a new stage in the journey.

In my meetings with the new RFS leadership team and many of our new associates, I continue to be impressed with the quality of people and thought leadership that we’re bringing together under the Towers Watson banner. It’s clear to me that our new firm is uniquely qualified to serve clients, while creating great career opportunities for our people.

Within the Risk and Financial Services segment, our approach to client issues focuses on risk, capital and value. We have a distinctive market position in our ability to help companies improve their performance by integrating risk management with their overall financial management framework.

In the days ahead, we will be experiencing many changes inside the firm, and we will need to remind one another to keep our focus on our clients. Our future success at Towers Watson rests entirely on the quality of advice and service that we deliver to our clients in every part of the world.

I look forward to working with you to meet this commitment to our clients and to delivering on our vision to be the undisputed industry leader.

LUIZ ROBERTO GOUVEA

Hi! I am Luiz Roberto Gouvea, the proposed Towers Watson leader for the Latin America geography. I have been with Towers Perrin for almost 22 years, and yet, I find this to be one of the most exciting and promising times. I see great opportunity in this proposed merger for all of our clients and for you, and I’m energized by what lies ahead.

I am confident that Towers Watson will be stronger than a simple combination of Towers Perrin and Watson Wyatt, strengthening our service offerings, improving our relationships with regional clients and bringing more challenges and opportunities to our people.

I am excited about the rich backgrounds, expertise and enthusiasm you all will bring to Towers Watson, and I look forward to working with all of you. I hope I have the chance to meet those I don’t already know in person soon.

In the meantime, I welcome your ideas and suggestions to help us with our integration efforts and to contribute to the growth and success of Towers Watson in the future.

I look forward to what the future brings and to speaking with you again soon.

Happy New Year. Feliz Ano Nuevo. Feliz Ano Novo.

JIM FOREMAN

Hello everyone. I’m Jim Foreman the Region Leader of North America and I am genuinely thrilled and also feel incredibly privileged to take on this new role for Towers Watson.

I have been leading the Human Capital group segment at Towers Perrin for the past 2 1/2 years and am very much looking forward to getting out to meet those associates I do not currently know as well as the client contacts that would be new for me.

I have worked in Los Angeles, San Francisco, Chicago and the metro New York area over my nearly 25 year career and cannot wait to bring our new firm into these and other markets around North America.

We have been working on, what a number of us, have been calling a Roadshow. I’ve got a collection of people from both organizations and we’re really excited to be able to bring this out right after the Close. It is, what we believe, to be the value proposition of the collection of the best of both firms and some new thinking for our four North America divisions. We hope that this provides some context for both our strategic vision as well as our ability to execute.

In addition to our focus on North America, I really do want to make sure that we send messages to our clients that they understand that we’re really a global organization and the capabilities that we bring outside of North America are just as deep as they’re used to as they work with our local teams. I can’t wait to sit with you and get your input on all the things we have been working on for our future. In the meantime, let’s be sure to stay focused on the market and our clients. I look forward to seeing you all in the beginning of the New Year.

Thanks very much.

JULIE GEBAUER

Hi, I’m Julie Gebauer and I am just delighted to be one of the lucky 14,000 people who will become Towers Watson associates in early January. What a great team we’ll be. I believe that together we will have unmatched capability, tools, experience and expertise in our industry and I have the great honor of looking after the talent reward business segment when the deal closes.

I’ll be joined by a super team of people to help all of us help capitalize on the opportunity we have. The opportunity to help more clients really unlock the potential in their work forces and deliver outstanding business results.

When we combine the insights we have about leaders, talent and the workforce broadly with our expertise, creativity and tools, we’ll be able to help clients develop and implement solutions that address their toughest workforce and work place issues, and that in turn will pave the way for growth and success for all of our colleagues in talent reward. How great is that ? I am really eager for all of us to get started.

*    *    *

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the anticipated completion of the business combination transaction involving Towers Perrin and Watson Wyatt and statements regarding the legal proceeding brought by former Towers Perrin stockholders, the merits of such claims, the outcome of this legal proceeding and the potential costs to defend it, as well as other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and/or Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued December 17, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which has been filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.